Filed Pursuant to Rule 433

Registration Nos. 333-208503 and 333-208503-01

Pricing Free Writing Prospectus, dated June 16, 2016

Chase Issuance Trust

Issuing Entity

Chase Card Funding LLC

Depositor and Transferor

Chase Bank USA, National Association

Sponsor, Originator, Administrator and Servicer

CHASEseries

Class A(2016-3)

Principal Amount:	$525,000,000

Interest Rate:	One- month LIBOR plus 0.55% per annum

Pricing Date:	June 16, 2016

Expected Issuance Date:	June 23, 2016

First Interest Payment Date:	July 15, 2016

Interest Payment Dates:	Monthly on the 15th (unless the 15th is not a business day, in which case it will be the next business day)

Scheduled Principal Payment Date:	June 15, 2021

Legal Maturity Date:	June 15, 2023

Price to Public:	$525,000,000 (or 100.00000%)

Underwriting Discount:	$1,443,750 (or 0.27500%)

Proceeds to the Issuing Entity:	$523,556,250 (or 99.72500%)

Selling Concessions:	0.16500%

Reallowance:	0.08250%

Weighted Average Life:	4.98 years

ERISA Eligible:	Yes (subject to important considerations described in the prospectus)

Lead Underwriter:	J.P. Morgan Securities LLC

Co-Managers:	RBC Capital Markets, LLC SG Americas Securities, LLC

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the sponsor, the depositor, the issuing entity and this offering, including the preliminary prospectus for these Class A(2016-3) notes dated June 13, 2016. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the sponsor, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.